Exhibit A

- providing that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws; and

- establishing advance notice and certain information requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings.

In addition, certain change of control events have the effect of accelerating the payment due under the Tax Receivable Agreement, which could be substantial and accordingly serve as a disincentive to a potential acquirer of our company. Please see "—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement."

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, which could limit our shareholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the "DGCL"), our amended and restated certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering will experience immediate and substantial dilution of $13.73 per share.

Based on an assumed initial public offering price of $17.50 per share (the midpoint of the price range set forth on the cover of this prospectus), purchasers of our Class A common stock in this offering will experience an immediate and substantial dilution of $13.73 per share in the as adjusted net tangible book value per share of Class A common stock from the initial public offering price, and our adjusted pro forma net tangible book value as of September 30, 2017 after giving effect to this offering would have been $3.77 per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See "Dilution."

We do not intend to pay cash dividends on our Class A common stock. Consequently, your only opportunity to achieve a return on your investment is if the price of our Class A common stock appreciates.

We do not plan to declare cash dividends on shares of our Class A common stock in the foreseeable future. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your Class A common stock at a price greater than you paid for it. There is no

DILUTION

Purchasers of the Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the Class A common stock for accounting purposes. Our net tangible book value as of September 30, 2017, after giving pro forma effect to the transactions described under "Corporate Reorganization", other than the issuance of shares of Class A common stock, was approximately $(67.0) million, or $(1.25) per share of Class A common stock. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of shares of Class A common stock that will be outstanding after giving effect to our corporate reorganization and this offering. After giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (assuming the midpoint of the price range on the cover of this prospectus and after deducting estimated underwriting discounts and commissions and estimated offering expenses), our adjusted pro forma net tangible book value as of September 30, 2017 would have been approximately $282.4 million, or $3.77 per share of Class A common stock. This represents an immediate increase in the net tangible book value of $5.02 per share of Class A common stock to our existing shareholders and an immediate dilution (*i.e.*, the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $13.73 per share of Class A common stock. The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of our Class B common stock has been redeemed for Class A common stock):

Assumed initial public offering price per share		$17.50
Pro forma net tangible book value per share as of September 30, 2017	$(1.25)	
Increase per share attributable to new investors in the offering . .	5.02	
As adjusted pro forma net tangible book value per share		3.77
Dilution in pro forma net tangible book value per share to new investors in this offering(1)		$13.73

_____

(1) If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in pro forma net tangible book value per share to new investors in this offering would equal $14.46 or $13.00, respectively.

The following table summarizes, on an adjusted pro forma basis as of September 30, 2017, the total number of shares of Class A common stock owned by existing shareholders (assuming that 100% of our Class B common stock has been redeemed for Class A common stock) and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing shareholders and to be paid by new investors in this offering at $17.50, the midpoint of the price range

2. Pro Forma Adjustments and Assumptions (Continued)

this prospectus), equity compensation up to $4.6 million per year would be recognized as compensation expense over the one to three year vesting term.

(j) Reflects, in the case of the unaudited pro forma condensed consolidated statement of income, a provision for corporate income taxes. The pro forma adjustment for income tax expense for the nine months ended September 30, 2017 of $5.9 million represents tax expense on income that will be taxable in jurisdictions after our corporate reorganization that previously has not been taxable. The adjustment is calculated as pro forma income before income taxes of $55.6 million multiplied by the ownership percentage of the controlling interest of 28.6% and multiplied by the blended statutory rate of 37%. This result is added to the historical income tax expense of $0.9 million which would still be incurred after our reorganization to derive pro forma income tax expense. The pro forma adjustment for income tax expense for the year ended December 31, 2016 of $1.3 million represents tax expense on income that will be taxable in jurisdictions after our corporate reorganization that previously has not been taxable. The adjustment is calculated as pro forma income before income taxes of $4.6 million multiplied by the ownership percentage of the controlling interest of 28.6% and multiplied by the blended statutory rate of 37%. This result is added to the historical income tax expense of $0.8 million which would still be incurred after our reorganization to derive pro forma income tax expense.

3. Pro Forma Earnings Per Share

The noncontrolling interest owners own shares of Class B common stock. These shares of Class B common stock are not considered participating securities because they do not participate in the earnings of Cactus Inc. The noncontolling interest owners have redemption rights which enable the noncontrolling interest owners to redeem CW Units (and corresponding shares of Class B common stock) for shares of Class A common stock on a one for one basis or, at Cactus Inc.'s or Cactus LLC's election, an equivalent amount of cash. The noncontrolling interest owners redemption rights cause the Class B common stock to be considered potentially dilutive shares for purposes of dilutive earnings per share calculations. Diluted earnings per share of Class A common stock also considers the impact to Class A common stock for the potential dilution from non-vested restricted equity awards.

Annex 1

Cactus, Inc.
IPO Dilution
Key Assumptions
Blue text - hard coded numbers / inputs from S-1

Inputs					
		in 000's			
		Midpoint		$1 increase	$1 decrease
Net tangible book value as of September 30, 2017					
Before giving effect to the sale of the shares in this offering	$	(66,956) **A**	$	(66,956) $	(66,956)
After giving effect to the sale of the shares in this offering	$	282,419 **B**	$	302,669 $	262,169
CW Units					
Class B issued to existing shareholders		53,461		53,461	53,461
Class A issued to public		21,429		21,429	21,429
Total		74,890 **RC**		74,890	74,890
Unit Price	$	17.50	$	18.50 $	16.50
Total Proceeds	$	375,000 **RC**	$	396,429 $	353,571
Fees					
Underwritter fees and commission (5.5% of gross proceeds)	$	(20,625)	$	(21,804) $	(19,446)
Incremental expenses related to the offering	$	(5,000)	$	(5,000) $	(5,000)
Total Fees	$	(25,625) **RC**	$	(26,804) $	(24,446)
Net proceeds	$	349,375 **RC**	$	369,625 $	329,125

A - Calculation of net tangible book value after giving pro forma effect to the transactions described under "Corporate Reorganization", other than the issuance of shares of Class A common stock:

Members' Equity at 9/30/2017	(59,132)	*from BS*
Goodwill	(7,824)	*from BS*
Other intangible assets	-	
Net tangible book value	(66,956) **A**	

B - Calculation of adjusted net tangible book value after giving pro forma effect to the transactions described under "Corporate Reorganization", and the issuance of shares of Class A common stock:

Net tangible book value	(66,956)
Net proceeds	349,375
Adjusted Net tangible book value	282,419 **B**

Midpoint

Assumed initial public offering price per share	$	17.50
Pro forma net tangible book value per share as of September 30, 2017		
(after giving effect to our corporate reorganization)	$	(1.25)
Increase per share attributable to new investors in the offering	$	5.02
As adjusted pro forma net tangible book value per share (after giving		
effect to our corporate reorganization and this offering)	$	3.77
Dilution in pro forma net tangible book value per share to new investors in this offering	$	13.73

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing Shareholders	53,461	71.4%	$ -	0.0%	$ -
New Investors	21,429	28.6%	375,000	100.0%	$ 17.50
	74,890	100.0%	375,000	100%	$ 5.01

$1 Increase

Assumed initial public offering price per share	$	18.50
Pro forma net tangible book value per share as of September 30, 2017		
(after giving effect to our corporate reorganization)	$	(0.17)
Increase per share attributable to new investors in the offering	$	4.21
As adjusted pro forma net tangible book value per share (after giving		
effect to our corporate reorganization and this offering)	$	4.04
Dilution in pro forma net tangible book value per share to new investors in this offering	$	14.46

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing Shareholders	53,461	71.4%	$ -	0.0%	$ -
New Investors	21,429	28.6%	396,429	100.0%	$ 18.50
	74,890	100.0%	396,429	100%	$ 5.29

$1 Decrease

Assumed initial public offering price per share	$	16.50
Pro forma net tangible book value per share as of September 30, 2017		
(after giving effect to our corporate reorganization)	$	(0.19)
Increase per share attributable to new investors in the offering	$	3.69
As adjusted pro forma net tangible book value per share (after giving		
effect to our corporate reorganization and this offering)	$	3.50
Dilution in pro forma net tangible book value per share to new investors in this offering	$	13.00

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing Shareholders	53,461	71.4%	$ -	0.0%	$ -
New Investors	21,429	28.6%	353,571	100.0%	$ 16.50
	74,890	100.0%	353,571	100%	$ 4.72